UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the three-month period ended March 31, 2009 filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on April 28, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes ☐                                                                               No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On April 28, 2009, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the three-month period ended March 31, 2009. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, THE THREE-MONTH PERIOD ENDED MARCH 31, 2009 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile
March 31, 2009 and 2008

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of March 31, 2009 and 2008
and for the years ended March 31, 2009 and 2008
(A translation of the original in Spanish- see note 2 (a))

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
ThEuro	-	Thousands of Euros
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of March 31,
	Note	2009	2008
		ThUS$	ThUS$
ASSETS

Current assets
Cash		27,313	25,752
Time deposits	33	441,699	77,239
Marketable securities	4	100,149	63,395
Accounts receivable, net	5	370,915	300,746
Other accounts receivable, net	5	19,519	8,434
Accounts receivable from related companies	6	36,377	47,467
Inventories, net	7	579,102	442,154
Recoverable taxes		36,701	38,598
Prepaid expenses		9,515	9,291
Deferred income taxes	15	48,370	-
Other current assets		15,583	45,488
Total current assets		1,685,243	1,058,564

Property, plant and equipment, net	8	1,155,264	1,006,525

Other Assets
Investments in related companies	9	35,141	25,929
Goodwill, net	10	31,356	33,822
Negative goodwill, net	10	(1,222)	(1,291)
Long-term accounts receivable, net	5	1,048	1,245
Long-term accounts receivable from related companies	6	2,000	2,000
Intangible assets, net		2,949	3,642
Other long-term assets	11	37,004	34,569
Total Other Assets		108,276	99,916
Total assets		2,948,783	2,165,005

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Balance Sheets
(A translation of the original in Spanish- see note 2 (a))

		As of March 31,
	Note	2009	2008
		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank debt	12	162,501	627
Current portion of long-term debt	12	101,421	1,687
Obligations with the public (promissory notes)	13	25,127	-
Current portion of bonds payable	13	14,465	14,107
Dividends payable		604	534
Accounts payable		120,590	120,112
Other accounts payable		332	398
Notes and accounts payable to related companies	6	-	238
Accrued liabilities	14	34,614	32,671
Withholdings		26,408	17,956
Income taxes		106,439	18,381
Deferred income		24,261	58,458
Deferred income taxes	15	-	9,512
Other current liabilities		2,320	5,870
Total current liabilities		619,082	280,551

Long-term liabilities
Long-term bank debt	12	160,000	180,000
Long-term Obligations with the Public (Bonds)	13	471,461	322,295
Other accounts payable		361	764
Deferred income taxes	15	60,683	50,881
Long-term accrued liabilities	16	41,142	31,473
Total long-term liabilities		733,647	585,413

Minority interest	17	46,276	51,031

Shareholders' equity
Paid-in capital	18	477,386	477,386
Other reserves	18	160,118	164,232
Retained earnings	18	912,274	606,392
Total shareholders' equity		1,549,778	1,248,010
Total liabilities and shareholders' equity		2,948,783	2,165,005

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Income
(A translation of the original in Spanish- see note 2 (a))

		For the three months ended
		March 31,
	Note	2009	2008
		ThUS$	ThUS$
Operating results

Sales		320,897	326,335
Cost of sales		(180,429)	(222,092)
Gross margin		140,468	104,243
Selling and administrative expenses		(20,962)	(18,021)
Operating income		119,506	86,222

Non-operating results
Non-operating income	20	6,017	7,769
Non-operating expenses	20	(19,199)	(11,379)
Non-operating loss		(13,182)	(3,610)
Income before income taxes		106,324	82,612
Income tax expense	15	(21,038)	(13,270)
Income before minority interest		85,286	69,342
Minority interest	17	987	(4,558)
Net income before negative goodwill		86,273	64,784
Net income		86,273	64,784

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Consolidated Statements of Cash Flows
(A translation of the original in Spanish- see note 2 (a))

		For the three months ended March 31
		2009	2008
		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		86,273	64,784
Charges (credits) to income not representing cash flows
Depreciation expense	8	34,899	25,221
Amortization of intangible assets		164	172
Write-offs and accruals		10,425	6,823
Gain on equity investments in related companies		(632)	(2,107)
Loss on equity investments in related companies		725	50
Amortization of goodwill	10	544	558
(Profit) loss on sales of assets		-	(754)
Other credits to income not representing cash flows		(13,566)	(2,485)
Other charges to income not representing cash flows		23,958	36,994
Foreign exchange difference, net		5,714	2,222
Net changes in operating assets and liabilities (Increase) decrease:
Trade accounts receivable		(49,213)	(1,959)
Inventories		(44,314)	(57,954)
Other assets		(1,089)	(5,144)
Accounts payable		(3,309)	(4,773)
Interest payable		7,175	5,502
Net income taxes payable		16,917	(6,643)
Other accounts payable		-	(7,294)
VAT and taxes payable		(5,591)	(1,865)
Minority interest	17	(987)	4,558
Net cash provided from operating activities		68,093	55,906

Cash flows from financing activities
Proceeds from short term bank financing		124,500	-
Bonds payable		199,065	-
Payment of dividends		(74)	(19)
Repayment of bank financing		(65,000)	(1,179)
Payment of expenses for the issuance and placement of bonds payable		(3,349)	-
Net cash used in financing activities		255,142	(1,198)

Cash flows from investing activities
Sales of property, plant and equipment		-	1,159
Sales of permanent investments		-	-
Other investing income	24	20,121	220
Additions to property, plant and equipment		(70,657)	(49,309)
Capitalized interest		(2,932)	(1,856)
Other disbursements		(1,253)	(740)
Net cash used in investing activities		(54,721)	(50,526)

Effect of inflation on cash and cash equivalents		(3,152)	(751)
Net change in cash and cash equivalents		265,362	3,431
Beginning balance of cash and cash equivalents		303,799	164,212
Ending balance of cash and cash equivalents		569,161	167,643

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

The subsidiary registered in the Superintendency of Securities and Insurance registry of securities is as follows:

Soquimich Comercial S.A., Registration No. 0436 dated January 11, 1993.

Note 2 – Summary of Significant Accounting Policies

a) Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

In accordance with SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2009	2008
	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation N.V. (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation N.V. (Dutch Antilles)	100.00	100.00
Soquimich European Holding B.V. (Holland)	100.00	100.00
SQMC Holding Corporation L.L.P. (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
SQM Investment Corporation N.V. (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation A.V.V. (Aruba)	100.00	100.00
SQM Japon Co. Ltd.	100.00	100.00
SQM Oceanía PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading A.V.V. (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia L.L.C. (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	0.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	100.00	100.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
SQM Africa PTY (South Africa)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties L.L.P. (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V. (México)	51.00	51.00
Fertilizantes Naturales S.A.	66.67	66.67
Iodine Minera B.V.	100.00	100.00
SQM Dubai – FZCO.	100.00	100.00

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 – Summary of Significant Accounting Policies (continued)

Basis for the preparation of the consolidated financial statements (continued)

	Direct or indirect ownership
	2009	2008
	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	99.99	99.99
SQMC International Limitada.	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.	100.00	100.00
Minera Nueva Victoria S.A.	100.00	100.00
Exploraciones Mineras S.A.	100.00	100.00
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	100.00
Comercial Hydro S.A.	60.64	60,64

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of March 31, 2009 and 2008 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars.  As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the period.  For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of period-end constant pesos based on the change in the consumer price index during the period (negative 2.3% in 2009 and 0.8% in 2008).  The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent period.  In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency

i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$ 583.26   per US$1 at March 31, 2009 and Ch$ 437.71 per US$1 at March 31, 2008.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and No. 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:

-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
-
Income statement accounts are translated to U.S. dollars at the average exchange rate each month.  The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

-
Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.

d)	Foreign currency (continued)

Foreign exchange differences for the period ended March 31, 2009 and 2008 generated net earnings (loss) of ThUS$ (5,714) and ThUS$ (2,222) respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at March 31, as follows:

	2009	2008
	US$	US$
Brazilian Real	2.31	1.73
New Peruvian Sol	3.16	3.19
Argentine Peso	3.66	3.17
Japanese Yen	98.23	100.19
Euro	0.73	0.65
Mexican Peso	14.38	10.70
Australian Dollar	1.43	1.10
Pound Sterling	0.67	0.50
Ecuadorian Sucre	1.00	1.00
South African Rand	9.37	8.14

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

Included in cash and cash equivalents are cash and bank balances included in cash, time deposits, financial instruments classified as marketable securities and other short-term investments maturing within 90 days, in compliance with Technical Bulletin No. 50 issued by the Chilean Association of Accountants.

The Company defines cash flows from operating activities as all inflows and outflows of cash that are directly related to its operations and, in general, all cash flows not defined as being from investing or financing activities.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and products in process are stated at average production cost, which is presented net of provisions. Provisions have been made based on a technical study which covers the different variables which affect our products (density, moist, among others).

Materials and supplies received are stated at average acquisition and inventories in transit are stated at cost incurred at the end of the period.

The cost of inventories does not exceed its net realizable value.

j)	Income taxes and deferred income taxes

In conformity with current Chilean tax regulations, the Company recognizes the provision for corporate income tax expense and the income tax for the mining activity on an accrual basis.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989.  Depreciation for the period is calculated according to the straight-line method based on the remaining technical useful lives of assets, estimated by management.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract.  The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state.  Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid.  Such fees, which are paid annually in September, are recorded as prepaid assets to be amortized over the following twelve months.  Values attributable to these original mining concessions are recorded in property, plant and equipment.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity.  Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% ownership and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired.  Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 years for goodwill and negative goodwill.

Beginning on January 1, 2004, goodwill and negative goodwill represents the difference between the acquisition cost of the investment in a related company and the fair value of this investment at the acquisition date, which is amortized with a charge or credit to income in the expected period of return of the investment, which does not exceed 20 years.

Modifications of fair value, goodwill or negative goodwill are performed within a year from the date of acquisition.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

o)	Mining development cost

Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

Prospecting expenses for mining claims where the product is low grade and not economically exploitable, are charged directly to income.

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of 8%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Saleback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants.  Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2008 financial statements.

u)	Revenue recognition

Income from the operation of the line of business of the Company and its Subsidiaries, is recorded as of the date of physical delivery of the products in accordance with the sales conditions stated in Technical Bulletin No. 70 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

Income from sales by installments is determined discounting the cash nominal value, using the interest rate implicit for this type of sale.  In this manner, interest not accrued at financial statement closing date is presented as a decrease in the value of the respective documents and as it accrues during the course of time, it is recognized as interest income.

v)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 1.819 dated November 14, 2007 of the SVS, computer systems acquired by the Company are recorded at cost

w)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

x)	Obligations with the public (Bonds payable)

Bonds are stated at the principal amount plus interest accrued.  The difference between the carrying value and the placement value is capitalized and amortized in the period of expiration of the bonds.

y)	Negotiable Instruments – Promissory Notes

Negotiable Instruments with a charge to line No. 46 of the Securities Registry of the Superintendence of Securities and Insurance are valued in Chilean pesos plus accrued interest.

z)	Provisions for mine closure costs

The Company has made a provision to cover those costs associated with mine closure and mining facilities and mitigation of environmental damage, which has been recorded at its present value.  The amount determined is presented under accrued expenses in long-term liabilities.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

aa)	Deferred income

Deferred income relate to the recognition of documented sales, the delivery of which occurs subsequent to the closing date of the financial statements.

ab)	Employee benefits

Benefits agreed other than staff severance indemnities which the Company and its subsidiaries will have to pay to its employees by virtue of agreements entered recognized on an accrual basis.

Note 3 - Changes in Accounting Principles

During the period ended March 31, 2009, there were no other changes in the application of generally accepted accounting principles in Chile compared to the prior year, which could significantly affect the interpretation of these consolidated financial statements.

Note 4 - Marketable Securities

As of March 31 marketable securities are detailed as follows:

	2009	2008
	ThUS$	ThUS$

Mutual funds	100,149	63,395
Total	100,149	63,395

Mutual funds relate to investments made in 'Citifunds Institutional Liquid Reserve Limited' for ThUS$ 56,367 (ThUS$ 62,098 in 2008) in 'Merrill Lynch Institutional Liquidity Fund' for ThUS$ 42,975, (ThUS$ 1,297 in 2008), in JPM USDollar Money Market Fund ThUS$ 704 (ThUS$ 0 in 2008) and in Citibank ThUS$ 103 (ThUS$ 0 in 2008).

The above are high-liquidity funds dedicated to invest basically in fixed income instruments in the U.S. market.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 - Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable As of March 31 are detailed as follows:

			Between 90 days		Total
	Up to 90 days		and 1 year		Short-term (net)
	2009	2008	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	271,849	153,951	72,090	100,553	343,939	254,504
Allowance for doubtful accounts					(14,154)	(6,809)
Notes receivable	36,539	12,927	7,702	45,238	44,241	58,165
Allowance for doubtful accounts					(3,111)	(5,114)
Accounts receivable, net					370,915	300,746

Other accounts receivable	20,572	6,931	385	3,226	20,957	10,157
Allowance for doubtful accounts					(1,438)	(1,723)
Other accounts receivable, net					19,519	8,434

Long-term receivables					1,048	1,245

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 5 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

					Asia and		USA, Mexico		Latin America
	Chile		Europe		Oceania		and Canada		and the Caribbean		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net short-term trade accounts receivable
Balance	44,167	93,767	98,946	85,877	35,982	6,848	35,895	25,767	114,795	35,436	329,785	247,695
% of total	13,39%	37.86%	30,00%	34.67%	10,91%	2.76%	10,89%	10.40%	34,81%	14.31%	100,00%	100.00%

Net short-term notes receivable
Balance	39,223	50,225	-	-	-	-	-	-	1,907	2,826	41,130	53,051
% of total	95,36%	94.67%	-	-	-	-	-	-	4,64%	5.33%	100,00%	100.00%

Net short-term other accounts receivable
Balance	18,637	6,375	471	1,487	7	10	122	101	282	461	19,519	8,434
% of total	95,48%	75.59%	2,41%	17.62%	0,04%	0.12%	0,63%	1.20%	1,44%	5.47%	100,00%	100.00%

Subtotal short-term accounts receivable, net
Balance	102,027	150,367	99,417	87,364	35,989	6,858	36,017	25,868	116,984	38,723	390,434	309,180
% of total	26,13%	48.63%	25,46%	28,26%	9,22%	2.22%	9,23%	8.37%	29,96%	12.52%	100,00%	100.00%

Long-term accounts receivable, net
Balance	1,008	1,245	40	-	-	-	-	-	-	-	1,048	1,245
% of total	96,18%	100.00%	3,82%	-	-	-	-	-	-	-	100,00%	100,00%

Total short and long-term accounts receivable, net
Balance	103,035	151,612	99,457	87,364	35,989	6,858	36,017	25,868	116,984	38,723	391,482	310,425
% of total	26,32%	48.84%	25,41%	28.14%	9,19%	2,21%	9,20%	8.34%	29,88%	12.47%	100,00%	100.00%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties

Balances with related companies are generated by commercial transactions which accrue no interest under normal conditions in force for this type of operations in respect to term and market price.
Expiration conditions for each case vary depending on the transaction which generated it.

On April 21, 2008, Inversiones SQ S.A. and SQH S.A., have acquired from Yara Netherland B.V. 49% of the shares of the privately-held company, Inversiones SQYA S.A. Beginning on the date referred to above, SQYA S.A. Yara is no longer a related company of Sociedad Química y Minera de Chile S.A.

a)	Amounts included in balances with related parties as of March 31, 2009 and 2008 are as follows:

	Short-term		Long-term
	2009	2008	2009	2008
Accounts receivable	ThUS$	ThUS$	ThUS$	ThUS$
Doktor Tarsa Tarim Sanayi AS	9,278	8,018	-	-
Nutrisi Holding N.V.	1,654	1,885	-	-
Ajay Europe S.A.R.L.	1,732	6,726	-	-
Ajay North America LLC	2,759	3,865	-	-
Abu Dhabi Fertilizer Industries WWL	4,416	5,162	2,000	2.000
NU3 B.V.	1,924	1,908	-	-
NU3 N.V.	1,569	3,235	-	-
Sales de Magnesio Ltda.	388	57	-	-
SQM Agro India	495	486	-	-
Misr Specialty Fertilizers (MSF)	121	715	-	-
Soc.Inv.Pampa Calichera S.A.	8	8	-	-
Inversiones PCS Chile S.A.	-	17	-	-
Kowa Company Ltd.	10,773	15,069	-	-
SQM East Med Turkey	926	316		-
SQM Thailand CO. LTD.	334	-	-
Total	36,377	47,467	2,000	2,000

b)	Amounts included in balances with related parties as of March 31, 2009 and 2008, continued:

	Short-term
	2009	2008
Accounts payable	ThUS$	ThUS$

SQM Thailand Co. Ltd.	-	238
Total	-	238

There were no outstanding long-term accounts payable with related parties as of March 31, 2009 and 2008

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 6 - Balances and Transactions with Related Parties (continued)

c)	During 2009 and 2008, principal transactions with related parties were as follows:

			Amount of		Impact on income
Company	Relationship	Type of transaction	Transaction		(charge) credit
			2009	2008	2009	2008
			ThUS$	ThUS$	ThUS$	ThUS$

NU3 N.V. (Belgium)	Indirect	Sales of products	2,134	6,235	640	2,485
Doktor Tarsa Tarim Sanayi AS	Indirect	Sales of products	-	3,739	-	1,992
Abu Dhabi Fertilizer Ind. WWL	Indirect	Sales of products	1,046	1,874	324	714
	Indirect	Financial Income	-	26	-	26
Ajay Europe S.A.R.L.	Indirect	Sales of products	1,503	5,830	451	1,915
	Indirect	Financial Income	-	2	-	2
NU3 B.V.	Indirect	Sales of products	2,236	2,889	447	1,971
	Indirect	Services	26	26	26	26
Ajay North America LLC	Indirect	Sales of products	3,814	7,377	1,335	2,309
	Indirect	Dividends	110	-	-	-
Kowa Company Ltd.	Shareholder	Sales of products	11,488	23,748	4,595	11,355

Note 7 - Inventories

Net inventories are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Finished products	328,021	262,675
Work in process	216,833	151,624
Supplies	34,248	27,855
Total	579,102	442,154

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2009	2008
	ThUS$	ThUS$
Land
Land	80,529	81,749
Mining Concessions	30,086	30,086
Total	110,615	111,835

Buildings and infrastructure
Buildings	176,367	163,714
Installations	389,762	311,356
Construction-in-progress	239,550	207,932
Other	230,594	207,997
Total	1,036,273	890,999

Machinery and Equipment
Machinery	603,963	558,030
Equipment	149,920	132,086
Project-in-progress	43,710	27,192
Other	40,950	19,735
Total	838,543	737,043

Other fixed assets
Tools	11,027	9,459
Furniture and office equipment	16,154	15,761
Project-in-progress	25,091	11,882
Other	12,724	8,435
Total	64,996	45,537

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

	2009	2008
	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,048	12,048
Other assets	53	53
	61,379	61,379
Total property, plant and equipment	2,111,806	1,846,793

Less: Accumulated depreciation
Buildings and infrastructure	(418,373)	(351,696)
Machinery and equipment	(469,093)	(417,906)
Other fixed assets	(29,589)	(32,267)
Technical appraisal	(39,487)	(38,399)
Total accumulated depreciation	(956,542)	(840,268)
Net property, plant and equipment	1,155,264	1,006,525

	2009	2008
Depreciation for the period ended March 31:	ThUS$	ThUS$

Buildings and infrastructure	(19,256)	(11,638)
Machinery and equipment	(14,096)	(12,587)
Other fixed assets	(1,320)	(711)
Technical revaluation	(227)	(285)
Total depreciation	(34,899)	(25,221)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 8 - Property, Plant and Equipment (continued)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2009	2008
	ThUS$	ThUS$

Administrative office buildings	1,988	1,988
Accumulated depreciation	(560)	(528)
Total assets in leasing	1,428	1,460

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

Note 9 - Investments in and Receivables from Related Parties

a)	Information on foreign investments

Foreign subsidiaries do not have net income destined for remittance, since it is the Company’s policy to reinvest. This policy has been continuously applied..

The parent company has not entered into liabilities as hedge instruments for investments abroad.

b)	Transactions executed in 2009

* During the period ended March 31, 2009, there are no investments in related companies.

c)	Transactions executed in 2008

* On April 24, 2008, the subsidiary Agricolima S.A. was sold to Mr. Carlos Federico Valenzuela Cadena, Mr. Diego Valenzuela Cadena and Mr. Jesús Angel Morelos Montfort, creating a gain on sale of investment of ThUS$ 1,387.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note  9 - Investments in and Receivables from Related Companies (continued)

d)Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 9 - Investments in and Receivables from Related Companies (continued)

d)	Detail of investments in related companies

Tax Registration		Country of	Controlling	Number of	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)
Number	Company	origin	currency	shares	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Nutrisi Holding N.V.	Belgium	Euros	-	50.00	50.00	13,181	11,281	6,409	5,460	-974	1,082	6,409	5,460
0-E	Ajay North America LLC	USA	US$	-	49.00	49.00	12,126	12,448	4,619	5,075	-145	782	5,942	6,099
0-E	Doktor Tarsa Tarim Sanayi AS	Turkey	Euros	-	50.00	50.00	21,877	10,080	10,938	5,040	181	1,738	10,938	5,040
0-E	Ajay Europe S.A.R.L.	France	Euros	36,700	50.00	50.00	9,810	9,318	3,322	3,821	-	-	4,905	4,659
0-E	Abu Dhabi Fertilizer Industries WWL	UAE	US$	1,961	50.00	50.00	11,196	4,931	5,598	2,465	600	219	5,598	2,465
0-E	Misr Specialty Fertilizers	Egypt	US$	-	47.00	47.00	4,394	4,056	2,087	1,926	-205	-105	2,087	1,926
0-E	SQM Thailand Co. Ltd.	Thailand	US$	-	40.00	40.00	3,388	2,534	1,355	1,014	-99	85	1,355	1,014
77557430-5	Sales de Magnesio Ltda.	Chile	Pesos	-	50.00	50.00	1,033	1,938	516	969	-	461	516	969
0-E	SQM Eastmed Turkey	Turkey	Euros	-	50.00	50.00	427	238	214	119	-	-	214	119
81767200-0	Asoc. Garantizadora Pensiones	Chile	Pesos	-	3.00	3.00	585	826	19	27	-	-	19	27
0-E	Agro India Limitada	India	US$	-	49.00	49.00	130	27	64	13	-62	-	64	13
Total									35,141	25,929

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 10 - Goodwill and Negative Goodwill

As established in Technical Bulletin No. 72, issued by the Chilean Association of Accountants, ThUS$57 en el 2009 (MUS$636 en 2008) has been adjusted to the negative goodwill account related to lawsuits with third parties paid, which as of the date of determination of negative goodwill did not meet the requirements to be treated as identifiable liabilities that could be recognized.

These relate to lawsuits with factoring companies which as of the acquisition date were identified with results favorable to our company.

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill
		March 31, 2009		March 31, 2008
Tax Registration		Amount amortized	Goodwill	Amount amortized	Goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

96864750-4	SQM Potassium S.A.	36	1,120	36	1,265
96801610-5	Comercial Hydro S.A.	43	692	57	1,161
79947100-0	SQM Industrial S.A.	278	17,526	278	18,638
0-E	SQMC México S.A. de C.V.	14	710	14	766
0-E	Comercial Caiman Internacional S.A.	6	80	6	103
0-E	SQM Dubai- Fzco	25	1,655	25	1,757
0-E	Iodine Minera B.V.	142	9,573	142	10,132
Total		544	31,356	558	33,822

b)	Negative Goodwill

		March 31, 2009		March 31, 2008
			Negative		Negative
Tax Registration		Amount amortized	goodwill	Amount amortized	goodwill
Number	Company	during the period	Balance	during the period	balance
		ThUS$	ThUS$	ThUS$	ThUS$

78602530-3	Minera Nueva Victoria S.A.	-	1,222	-	1,291
Total		-	1,222	-	1,291

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Engine and equipment spare-parts, net (1)	2,837	2,468
End of agreement bonus	517	1,184
Mine development costs	24,069	23,438
Income taxes recoverable	209	365
Healthcare institution guarantee in the National Healthcare Service Fonasa	296	394
Construction of Salar-Baquedano road	1,020	1,140
Deferred loan issuance costs (2)	274	298
Cost of issuance and placement of bonds (3)	7,166	4,717
Other	616	565
Total	37,004	34,569

(1) According to analyses conducted, at each year-end, this item  includes non-current warehouse spare-parts and materials. In addition, an allowance for obsolescence has been made and included in this item.
(2) Relates to the portion to be accrued of negotiation costs of long-term loans.
(3) Refer to the explanation of these expenses in Note 23.

Note 12 - Bank Debt

a)	Short-term bank debt is detailed as follows:

	2009	2008
Bank or financial institution	ThUS$	ThUS$

JP Morgan Chase Bank	20,648	-
Banco de Crédito e Inversiones	20,475	-
Scotiabank Sud Americano	10,050	-
BBVA Chile	30,109	-
Banco Estado	40,192	-
Banco Santander Santiago	10,194	-
HSBC Bank Chile	30,150	-
Other	683	627
Total	162,501	627
Annual average interest rate	5.36987%

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 12 - Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:
	2009	2008
Bank or financial institution	ThUS$	ThUS$

BBVA Banco Bilbao Vizcaya Argentaria (1)	100,131	100,640
ING Capital LLC (2)	80,800	81,047
Banco Estado (3)	30,042	-
Export Development Canada (4)	50,448	-
Total	261,421	181,687

Less: Current portion	(101,421)	(1,687)

Long-term portion	160,000	180,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.375% per annum, quarterly payment. The principal is due on February 25, 2010.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.300% per annum, semi-annually payment. The principal is due on November 28, 2011.
(3)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 3.300% per annum, semi-annually payment. The principal is due on March 23, 2011.
(4)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 1.500% per annum, semi-annually payment. The principal is due on December 24, 2010.

c)	The maturity of long-term debt is as follows:

	2009	2008
	ThUS$	ThUS$
Years to maturity
Current portion	101,421	1,687
1 to 2 years	80,000	100,000
3 to 5 years	80,000	80,000
Total	261,421	181,687

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable)

Additional Information

On January 25, 2006, the Company issued in the Chilean market Series C bonds for an amount of UF 3,000,000 at an annual rate of 4.00%. This placement achieved collection equivalent to 100% of par value.

As of March 31, 2009 and 2008 the following payments have been made with a charge to the line of Series C bonds:

	2009	2008
	UF	UF

Capital payments	-	150.000,00

Interest payments	-	111.397,51

Single series bonds

On April 5, 2006, the Company issued single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in "Rule 144 and regulation S of the U.S. Securities Act of 1933".

As of March 31, 2009 and 2008 the following payments have been made with a charge to the single Series line of bonds:

	2009	2008
	ThUS$	ThUS$

Interest payments	-	12.250

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable) (continued)

Series G and H Bonds

On January 13, 2009 the Company issued two series of bonds in the Chilean market.  Series H for UF 4,000,000 at an annual rate of 4.9% with a 21-year term and 10-year grace period, and Series G for ThCh$21,000,000 at an annual interest rate of 7% with a 5-year term with one single amortization upon maturity.

As of March 31, 2009 and 2008 ThUS$14,465 and ThUS$14,107 are presented in the short-term, respectively, corresponding to the short-term portion of principal plus interest accrued as of that date.  The amounts of ThUS$471,461 in 2009 and ThUS$322,295 in 2008 are presented in the long-term, and correspond to the principal installments of the Series C Bonds, Single Series bonds, Series G bonds and Series H bonds.

No. of Registration of the Instrument	Series	Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	03/31/09 ThUS$	03/31/08 ThUS$	Placement in Chile or abroad

Current portion of long-term bonds payable
446	C	150,000	UF	4.00%	12/01/2009	Semi-annual	Semi-annual	6,659	8,484	In Chile
184	Single	-	US$	6.125%	10/15/2009	Semi-annual	At maturity	5,589	5,623	Abroad
0	H	-	UF	4.9%	07/05/2009	Semi-annual	At maturity	1,635	-	In Chile
0	G	-	CH$	7.00%	07/05/2009	Semi- annual	At maturity	582	-	In Chile
Total Current Portion								14,465	14,107

Long-term bonds payable
446	C	2,550,000	UF	4.00%	12/01/2026	Semi-annual	Semi-annual	91,662	122,295	In Chile
184	Single	200,000,000	US$	6.125%	04/15/2016	Semi-annual	At maturity	200,000	200,000	Abroad
0	G	21,000,000,000	CH$	7.00%	01/05/2014	Semi- annual	At maturity	36,015	-	In Chile
0	H	4,000,000	UF	4.9%	01/05/2030	Semi- annual	Semi-annual from 2019	143,784	-	In Chile
Total Long-term								471,461	322,295

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 13 - Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable) (continued)

Negotiable instruments (Commercial papers)

On March 24, 2009 SQM issued short-term Commercial papers, Series 2-A, in the local market for ThCh $ 15,000,000. This issuance was part of a 10-year program with a maximum amount to be issued of UF 1,500,000.

						BOOK VALUE
REGISTRATION No. OR INSTRUMENT I.D.	SERIES	INDEXATION UNIT	NOMINAL VALUE ThCh$	PROMISSORY NOTE OR LINE OF CREDIT MATURITY	INTEREST RATE	03-31-2009	03-31-2008	PLACEMENT IN CHILE OR ABROAD
-	2-A	-	15,000,000	12-15-2009	3.3262%	25.127	-	-

					TOTAL	25.127	-

Note 14 - Accrued Liabilities

As of March 31, 2009 and 2008, accrued liabilities are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Provision for royalties Corfo	4,149	3,115
Provision for employee compensation and legal costs	639	349
Taxes and monthly income tax installment payments	8,075	5,281
Expenses incurred for Long-term loans (additional tax)	-	-
Vacation accrual	10,958	10,992
Marketing expenses	1,389	3,600
External auditor fees	601	218
Benefits for employees	6,200	5,759
Other accruals	2,603	3,357
Total current liabilities	34,614	32,671

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes

a)	At March 31, 2009 and 2008 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2009	2008
	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	813,716	417,126
Accumulated tax basis retained earnings without tax credit	132,773	56,341
Tax loss carry-forwards (1)	16,949	137,197
Credit for shareholders	166,554	85,222

(1)	Income tax losses in Chile can be carried forward indefinitely.

The Company has recognized deferred income taxes for tax losses and the related valuation allowance, where applicable, in accordance with Technical Bulletin No. 60 issued by the Chilean Association of Accountants.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

The deferred taxes as of March 31, 2009 and 2008 represented a net liability of ThUS$38,740 and ThUS$56,077 respectively, and consisted of:

2009	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	2,149	1,699	-	-
Vacation accrual	1,773	-	-	-
Unrealized gain on sale of products	86,025	-	-	-
Provision for obsolescence	-	3,940	-	-
Production expenses	-	-	30,159	-
Accelerated depreciation	-	-	-	74,154
Exploration expenses	-	-	-	4,679
Capitalized interest	-	-	-	9,518
Staff severance indemnities	-	-	-	2,250
Fair value recognition	-	3,087	-	-
Leased assets	-	-	-	-
Capitalized expenses	-	-	-	1,360
Tax loss carry-forwards	2,931	5,512	-	-
Accrued gain from exchange insurance	-	-	1,144	-
Deferred revenue	-	-	-	-
Accrued interest	335	-	-	-
Benefits for employees	11	3,924	-	-
Deferred Tax Royalty	710	494	2,422	4,305
Accrued Gain from Exchange Insurance	442	-	-	-
Other	5,379	9,120	-	511
Total gross deferred taxes	99,755	27,776	33,725	96,777
Total complementary accounts	-	-	-	(13,054)
Valuation allowance	(17,660)	(4,736)	-	-
Total deferred taxes	82,095	23,040	33,725	83,723

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 15 - Income and Deferred Taxes (continued)

2008	Deferred tax asset		Deferred tax liability
	Short-term	Long-term	Short-term	Long-term
	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	658	1,433	-	-
Vacation accrual	1,786	-	-	-
Unrealized gain on sale of products	21,386	-	-	-
Provision for obsolescence	-	3,830	-	-
Production expenses	-	-	23,140	-
Accelerated depreciation	-	-	-	63,103
Exploration expenses	-	-	-	4,696
Capitalized interest	-	-	-	8,510
Staff severance indemnities	-	-	-	1,867
Fair value recognition	-	2,160	-	-
Leased assets	-	27	-	-
Capitalized expenses	-	-	-	904
Tax loss carry-forwards	-	28,522	-	-
Accrued gain from exchange insurance	-	-	4,880	-
Deferred revenue	290	-	-	-
Accrued interest	375	-	-	-
Benefits for employees	-	-	-	-
Other	1,479	6,157	1	631
Total gross deferred taxes	25,974	42,129	28,021	79,711
Total complementary accounts	-	-	-	(15,119)
Valuation allowance	(7,465)	(28,418)	-	-
Total deferred taxes	18,509	13,711	28,021	64,592

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

 Note 15 - Income and Deferred Taxes (continued)

c)    Income tax expense is summarized as follows:

	2009	2008
	ThUS$	ThUS$

Current tax expense (income tax accrual)	62	-
Tax expense adjustment ( prior year)	-	-
Provision for current income tax	(31,577)	(14,198)
Effect of deferred tax assets and liabilities	5,442	(3,526)
Tax benefit for tax losses	2,350	2,631
Effect of amortization of complementary accounts	(461)	(510)
Effect on deferred tax assets and liabilities due to changes in valuation allowance	3,146	2,333
Other tax charges and credits	-	-
Total income tax expense	(21,038)	(13,270)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 16 – Long-term accrued liabilities

Long-term accrued liabilities are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Staff severance indemnities (2)	24,961	24,481
Benefits for employees (1)	13,000	5,000
Site closing provision	3,181	1,992
Balance as of March 31	41,142	31,473

(1) These provisions correspond to retention bonuses for the Company’s executives. The value of these bonuses is linked to the price of the Company’s stock and is to be paid in cash between 2010 and 2011.

(2)  Staff severance indemnities are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Opening balance	22,129	20,679
Increases in obligation	1,535	1,288
Payments	(531)	(401)
Exchange difference	1,757	2,915
Other difference	71	-
Balance As of March 31	24,961	24,481

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 17 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)
	2009	2008	2009	2008
	ThUS$	ThUS$	ThUS$	ThUS$

Soquimich Comercial S.A.	41,902	47,127	788	(4,388)
Ajay SQM Chile S.A.	4,201	3,733	(42)	(107)
Cape Fear Bulk L.L.C.	-	-	-	-
SQM Nitratos México S.A. de C.V.	9	14	1	(60)
Fertilizantes Naturales S.A.	182	181	241	-
SQM Indonesia S.A.	(29)	(30)	-	(2)
SQM Potasio S.A.	11	6		(1)
Total	46,276	51,031	987	(4,558)

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

				Accumulated deficit
				of subsidiaries in
		Paid-in	Other	development	Interim	Retained	Net
	Number	capital	reserves	stage	Dividends	earnings	income	Total
	of shares	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balance as of January 1, 2008	263,196,524	477,386	163,442	-	-	361,587	180,021	1,182,436
Transfer 2006 net income to retained earnings	-	-	-	-	-	180,021	(180,021)	-
Declared dividends 2008	-	-	-	-	-	-	-	-
Accumulated deficit from subsidiaries in development stage	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	790	-	-	-	-	790
Net income for the year	-	-	-	-	-	-	64,784	64,784
Balance As of March 31, 2008	263,196,524	477,386	164,232	-	-	541,608	64,784	1,248,010
Balance January 1,2009	263,196,524	477,386	159,721		-	424,594	501,407	1,563,108
Transfer 2007 net income to retained earnings	-	-	-	-	-	501,507	(501,407)	-
Declared dividends 2009	-	-	-	-	-	-	-
Interim dividends	-	-	-	-	(100,000)	-	-	(100,000)
Other comprehensive income	-	-	397	-	-	-	-	397
Net income for the year	-	-	-	-	-	-	86,273	86,273
Balance as of March 31, 2009	263,196,524	477,386	160,118	-	(100,000)	926,001	86,273	1,549,778

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

  Note 18 - Shareholders’ Equity (continued)

b)  In consideration of the current distribution of shares, the Company has a controlling interest Group composed of Pampa Calichera S.A. and the Kowa Group by virtue of the Joint Action Agreement subscribed on December 21, 2006.

c) Interim Dividends

At Board of Directors Meeting held on October 28, 2008 the directors agreed to distribute an interim dividend of US$0.37994 per share as of November 21, 2008 for a total amount of ThUS$ 100,000 and lower than 30% of distributable net income for commercial year 2008, accrued as of September 30, 2008. The above was charged to net income for that commercial year, payable to the shareholders of Sociedad Química y Minera de Chile S.A. registered in the respective registry on the 5th business day prior to November 21, 2008, in its equivalent in Chilean pesos based on the value of the observed dollar or US dollar published in the Official Gazette on Friday, November 14, 2008.

d) Other information

The detail of other reserves is as follows:

		As of March 31, 2009	As of March 31, 2009
Detail		ThUS$	ThUS$

Technical appraisal		-	151,345
Changes to other comprehensive income from equity method investments:		-	-
Soquimich Comercial S.A.	(1)	-	13,287
Comercial Hydro S.A.	(1)	275	(450)
SQMC Internacional Ltda.	(1)	12	(23)
Proinsa Ltda.	(1)	9	(17)
Isapre Norte Grande Ltda.	(1)	23	(22)
Inversiones Augusta S.A.	(1)	-	(761)
SQM Ecuador S.A.	(2)	-	(270)
Almacenes y Depósitos Ltda.	(1)	22	110
Asociación Garantizadora de Pensiones	(1)	2	(21)
Sales de Magnesio Ltda.	(1)	43	53
Sociedad de Servicios de Salud S.A.	(1)	-	14
SQM North America Corp.	(3)	11	(4,175)
SQM Dubai Fzco.	(1)	-	(12)
Ajay Europe SARL	(1)	-	343
Other Companies	(1)	-	717
Total other comprehensive income		397	160,118

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 18 - Shareholders’ Equity (continued)

(1)	Corresponds to translation adjustments and monetary correction.
(2)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government.
(3)	Corresponds to a change in the valuation of the Companys under-funded pension plan.

e)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A:	If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B: 1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

Note 19 – Derivative Instruments

Derivative instruments are recorded at their fair value at year-end.  Changes in fair value are recognized in income with the liability recorded in other current liabilities.  Losses from options relate to fees paid by the Company to enter into such contracts. As of March 31, 2009 the Company’s derivative instruments are as follows:

2009	Notional or Notional or		Description of the
Type of	covered	Expiration	contract	Position	(Liability)Asset	Income	Income
derivative	amount		type	purchase/sale	amount	(loss) recorded	(not) recorded
	ThUS$				ThUS$	ThUS$	ThUS$

US dollar Forward	198,916	2nd Quarter of 2009	Exchange rate	P	195,960	(3,485)	-
US dollar Forward	12,963	2nd Quarter of 2009	Exchange rate	S	12,316	684	-
Swap	119,548	4th Quarter of 2026	Interest rate	P	114,463	4,156	929
Swap	41,427	1 st Quarter of 2014	Interest rate	P	38,993	2,505	(71)
Swap	89,727	1 st Quarter of 2013	Interest rate	P	85,938	3,763	26
OE	4,850	2nd Quarter of 2009	Exchange rate	S	4,277	(573)	-
OE	3,233	2nd Quarter of 2009	Exchange rate	S	2,850	(383)	-
OE	3,233	3rd Quarter of 2009	Exchange rate	S	2,850	(383)	-
OE	1,617	3rd Quarter of 2009	Exchange rate	S	1,426	(191)	-
US dollar Forward	24,585	2nd Quarter of 2009	Exchange rate	P	23,307	(1,278)	-
OE	31,785	2nd Quarter of 2009	Exchange rate	P	31,796	11	-
US dollar Forward	8,369	2nd Quarter of 2009	Exchange rate	P	7,789	(580)	-
US dollar Forward	56,025	1 st Quarter of 2009	Exchange rate	P	57,009	-	984
US dollar Forward	35,000	2nd Quarter of 2009	Exchange rate	P	33,139	(1,861)	-
US dollar Forward	7,000	2nd Quarter of 2009	Exchange rate	P	6,810	(190)	-
US dollar Forward	1,647	3rd Quarter of 2009	Exchange rate	P	1,886	239	-
US dollar Forward	5,481	1 st Quarter of 2009	Exchange rate	S	6,257	(776)	-
US dollar Forward	92	1 st Quarter of 2009	Exchange rate	S	102	(10)	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

 Note 20 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	2009	2008
	ThUS$	ThUS$

Interest income	3,957	2,983
Cross Currency swap	-	-
Recovery of doubtful accounts	68	226
Insurance recoveries	102	227
Reversal of obligations with third parties	354	598
Sale of property, plant and equipment	85	789
Gain on sale of investments in related companies	632	2,107
Sale of mining concessions	-	220
Rental of property, plant and equipment	246	260
Discounts obtained	363	123
Other income	210	236
Total	6,017	7,769

b)	Non-operating expenses

	2009	2008
	ThUS$	ThUS$

Investment plan expenses and adjustment of property, plant and equipment realization value	3,370	1,448
Interest expense	7,941	5,495
Equity participation in net losses of unconsolidated subsidiaries	725	50
Amortization of goodwill	544	558
Net foreign exchange losses	5,714	2,222
Work disruption expenses	68	149
Non-recoverable taxes	155	86
Accrual for loss in auction	-	300
Provision for legal expenses and third party compensation	178	183
Training and donation expenses	228	295
Amortization of information	101	101
Prior year proportional equity value result	-	65
Commissions	10	100
Other expenses	165	327
Total	19,199	11,379

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 21 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations
	2009	2008
	ThUS$	ThUS$
Property, plant and equipment		(5)
Other assets and liabilities	1	228
Shareholders’ equity	7	(85)
Net price-level restatement	8	138

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 22 – Assets and Liabilities Denominated in Foreign Currency

	2009	2008
	ThUS$	ThUS$
Assets
Chilean pesos	377,797	231,228
US dollars	2,420,790	1,764,500
Euros	78,233	58,173
Japanese Yen	1,111	956
Brazilian Real	226	377
Mexican pesos	2,696	2,820
UF	26,946	63,924
South African Rand	7,729	17,546
Dirhams	17,705	15,612
Other currencies	15,550	9,869

Current liabilities
Chilean pesos	119,170	102,958
US dollars	463,599	141,768
Euros	20,953	15,256
Japanese Yen	24	23
Brazilian Real	1,377	1,691
Mexican pesos	672	3,673
UF	11,413	12,217
South African Rand	641	1,394
Dirhams	582	800
Other currencies	651	771

Long-term liabilities
Chilean pesos	21,536	23,674
US dollars	439,637	438,457
Japanese Yen	273	213
UF	271,822	123,059
Mexican pesos	370	-
Other currencies	9	10

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 23 – Expenses Incurred in the Issuance of Shares and Debt Titles

Expenses incurred in the issuance and placement of bonds are presented under Other long-term assets, the portion to be amortized within one year is presented within Other current assets, which are amortized using the straight-line method, in accordance with the period for issuance of documents. This amortization is presented as interest expense.

The expenses for issuing, placing and discounting Series “C” and single series bonds amounted to ThUS$6,665.  Disbursements paid for risk rating reports, legal and financial advisories, taxes, printing and placement commissions are included as issuance expenses.  Amortization for the 2009 period amounted to ThUS$ 147, (ThUS$ 152 in 2008).

The expenses for issuing, placing and discounting Series "G" and "H" bonds amounted to ThUS$3,349.  Disbursements paid for risk rating reports, legal and financial advisories, taxes, printing and placement commissions are included as issuance expenses.  Amortization for the 2009 period amounted to ThUS$ 64, (ThUS$ 0 in 2008).

Note 24 - Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2009	2008
	ThUS$	ThUS$

Sale of mining concessions	-	220
Total	-	220

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies

I.         Contingencies:

(a)	Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff	: Compañía Salitre y Yodo Soledad S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: December 1994
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Cesard 1 to 29
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 211

2.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz II 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 162

3.	Plaintiff	: Compañía Productora de Yodo y Sales S.A.
	Defendant	: SQM S.A.
	Date of lawsuit	: November 1999
	Court	: Civil Court of Pozo Almonte
	Cause	: Partial annulment of mining property, Paz III 1 to 25
	Instance	: Evidence provided
	Nominal amount	: ThUS$ 204

4.	Plaintiff	: Angélica Allende and her sons Iván Molina and Cristóbal Molina
	Defendant	: Ingeniería, Construcción y Servicios SMR Limitada and,
subsidiarily, SQM Nitratos S.A. and its insurance companies
	Date of lawsuit	: May 2008
	Court	: Labor Court of Antofagasta
	Cause	: Work accident
	Instance	: Suit being answered
	Nominal amount	: ThUS$ 670

5.	Plaintiff	: Nancy Erika Urra Muñoz
	Defendant	: Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A.
and its insurance companies.
	Date of lawsuit	: December 2008
	Court	: 1st Civil Court of Santiago
	Cause	: Work accident
	Instance	: Response.
	Nominal amount	: ThUS$ 550

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

II. SQM S.A. and its subsidiaries have been participating and probably will continue to participate habitually as plaintiffs or defendants in certain judicial proceedings that have been and will be filed and are subject to the decisions of the Ordinary Courts of Justice. Those proceedings, which are regulated by the applicable legal provision, mainly seek to exercise or oppose certain actions or exceptions related to certain mining concessions constituted or in the process of being constituted and do not and will not essentially affect the development of  SQM S.A. and its subsidiaries.

III. Soquimich Comercial S.A. has been participating and probably will continue to participate habitually as a plaintiff in certain judicial proceedings through which it seeks mainly to collect and receive the amounts owed to it in the total approximate amount of ThUS $ 900.

IV. SQM S.A. and its subsidiaries have tried and currently continue to try to obtain payment of certain amounts still owed to them for their regular activities. Those amounts will continue to be judicially and non-judicially demanded by the plaintiffs and the actions exercised in relation to them are currently in full force.

V. SQM S.A. and its subsidiaries have not been legally notified of other complaints other than those mentioned in paragraph I above and which pursue the voidance of certain mining properties purchased by SQM S.A. and its subsidiaries and whose proportional purchase price, in respect to the part affected by the respective overlap, exceeds the nominal and approximate amount of ThUS$150 or which seek to obtain payment of certain amounts allegedly owed from exercising their own activities and which exceed the nominal individual amount of approximately ThUS$150.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 25 – Commitments and Contingencies (continued)

b) Restrictions:
The bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those of loans of the same nature that have been in force from time to time and which, among others, are related to maximum debt and minimum shareholders’ equity. Except for the above, SQM S.A. is not exposed to other restrictions in its management or to financial indicator limits by contracts or covenants with creditors.

c) Commitments:
Subsidiary SQM Salar S.A. has signed a rental contract with CORFO which establishes that such subsidiary, will pay to CORFO, for the exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996 reflecting in income a value of ThUS$ 383 in 2009 (ThUS$ 3,115 in 2008).

II. Indirect Guarantees

The guarantees that do not have a pending payment balance reflect, indirectly that the respective guarantees are in force and approved by the Company’s Board of Directors and that they have not been used by the corresponding subsidiary.

Note 26 – Third Party Guarantees

As of March 31, 2009 and 2008 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding
Beneficiary	Name	Relationship	2009	2008
			ThUS$	ThUS$

BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,131	100,640
ING Capital LLC	Royal Seed Trading Corp. A.V.V.	Subsidiary	80,800	81,047
Export Development Canada.	SQM Investment Corpotation N.V.	Subsidiary	50,448	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 27 – Sureties Obtained from Third Parties

The main solidary pledges provided to guarantee to Soquimich Comercial S.A. fulfillment of the obligations in the commercial mandate agreements for distribution and sale of fertilizers are as follows:

2009
Company Name	ThUS$

Llanos y Wammes Soc. Com. Ltda.	2,285
Fertglobal Chile Ltda. y Bramelli	1,142
Tattersall S.A.	1,314

Note 28 - Sanctions

During the three months ended March 31, 2009 and 2008, the SVS did not apply sanctions to the Company, its directors or managers.

Note 29 – Subsequent Events

On April 6, 2009, the Superintendency of Securities and Insurance was informed that at the meeting of the Board of Directors of Sociedad Química y Minera de Chile  (SQM) held on April 6, 2009 the Directors unanimously agreed to recommend to the next Ordinary General Shareholders’ Meeting payment of a final dividend of US$1.23829 per share to be charged against distributable net income obtained during the 2008 commercial year.  Notwithstanding, the amount of  US$0.37994 already paid in the interim dividend must be deducted from that final dividend, leaving a balance of US$0.85835 per share to be paid and distributed in favor of the shareholders of SQM registered in the respective registry during the fifth business day prior to the date on which the dividend will be paid.

That proposal, once approved by the next Ordinary General Shareholders’ Meeting which will be held on April 29, 2009, will allow the Company to effectively pay and distribute, in accordance with the respective dividends policy, an annual dividend equivalent to 65% of distributable net income obtained during the 2008 commercial year.

Management is not aware of other significant events occurred between March 31, 2009 and the date of issuance of these Consolidated Financial Statements (April 28, 2009), which could significantly affect them.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 30 – Environmental Projects

The Company is concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by its principles indicated in its Sustainable Development Policy.

SQM is currently operating under an Environmental Management System (EMS) bases in the ISO 14000 standard, which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Disbursements made by the Company and its subsidiaries As of March 31, 2009 related to investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities amount to ThUS$ 1,744 and are detailed as follows:

		Future
	2009	Disbursements
	ThUS$	ThUS$
Projects
Enablement of money exchange and bathrooms	535	1,183
Environmental evaluation	57	492
Handling of household and industrial waste	182	341
Hazardous substance management	223	1,416
Salar (Salt deposit) environmental follow-up plan	44	169
Environmental studies	169	371
Improvements in M. Elena – Streets camp	-	740
Sanitary regulations PV Traffic Facilities	-	98
Environmental remediation	277	904
Environmental Management	* 257	**1,238
Total	1,744	6,952

(*) Corresponds to the 2008 Budget
(**)Corresponds to the 2009 Budget

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 30 – Environmental Projects (continued)

Operations which use caliche as raw material are developed desert geographical areas with climatic conditions favorable for drying solids and evaporating liquids using solar energy. Operations for the open-pit extraction of minerals, due to their low waste to mineral ratio, generate remaining deposits which slightly alter the environment. During the extraction process and subsequent crushing of ore, particle emissions occur, which is normal for these types of operations.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. These particles mainly come from dust that results from caliche processing, particularly during the crushing processes prior to leaching. Within the framework of a decontamination plan for this city and in accordance with its Sustainable Development Policy, the Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. In October 2005, the company obtained approval from environmental authorities for a project entitled “Technological Change at María Elena”. The operation of this project will facilitate the reduction of particle emissions, as required by the new environmental standard. The operation of this project will allow reducing particle emission, as required by the new environmental standard, which is estimate to occur during the second half of 2008.  The new María Elena crushing plant was finally put out of service as of July 5, 2008, with the consequent improvement in air quality, which will be able to be evaluated after three years of operation as required by the regulation for MP10.

In addition, for all its operations, the Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and for contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica and the School of Agricultural Science of Universidad de Chile.

Furthermore, the Company is performing significant activities for the recording of Pre-Columbian and historical heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding María Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives for maintaining positive relationships with the surrounding community, as well as to participate in community development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, and development, and in order to do so, its acts both individually and in conjunction with both private and public entities.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 31 – Significant Events

On January 13, 2009 the Superintendency of Securities and Insurance was informed that Sociedad Química y Minera de Chile S.A. has successfully placed two series of bonds in the domestic market.  The first for ThUF 4,000 was placed with a term of 21 years, with amortization of principal starting in 2019 and at an annual interest rate of UF plus 5.05%.  The second, for ThCh$ 21,000, was placed with a term of 5 years, with a single amortization upon expiry of that term and an annual interest rate of 7.5% in nominal pesos.

The resources obtained of close to ThUS$ 173,000, will be used by SQM to finance its investment plan and refinance certain liabilities.

Note 32 – Unearned Income

During the periods ended March 31, 2009 and 2008, the Company maintains unearned income related to the recognition of sales invoices the delivery of which will occur subsequent to the close of the financial statements.  The detail is as follows:

	2009	2008
	ThUS$	ThUS$

Unearned income	24,261	58,458

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Note 33 – Time Deposits

Bank of the Investment	Kind of Deposit	Currency of Origin	Interest Rate	Investment Date	Expiration Date	Capital in ThUS$	Accrued Interest in ThUS$	Balance Present Year in ThUS$	Balance Previous Year in ThUS$

Banco de Chile	Fixed Term	US dollar	2.35%	01-05-2009	04-06-2009	10,000	56	10,056	-
Scotiabank Sud Americano	Fixed Term	US dollar	2.00%	01-09-2009	04-09-2009	8,000	36	8,036	-
Banco Estado	Fixed Term	US dollar	0.75%	03-23-2009	04-23-2009	20,000	3	20,003	-
BBVA Chile	Fixed Term	US dollar	1.35%	03-02-2009	04-27-2009	20,000	22	20,022	-
BBVA Chile	Fixed Term	US dollar	1.10%	03-16-2009	04-27-2009	4,500	2	4,502	-
BBVA Chile	Fixed Term	US dollar	1.35%	03-02-2009	04-28-2009	10,000	11	10,011	99
Banco Santander- Santiago	Fixed Term	US dollar	2.20%	01-09-2009	04-29-2009	12,500	62	12,562	52,764
BBVA Chile	Fixed Term	US dollar	1.35%	03-02-2009	04-29-2009	6,000	7	6,007	-
Banco Santander- Santiago	Fixed Term	Chilean Pesos	0.32%	03-11-2009	04-13-2009	10,119	22	10,141	-
Corpbanca	Fixed Term	Chilean Pesos	0.31%	03-11-2009	04-13-2009	17,247	36	17,283	-
Corpbanca	Fixed Term	Chilean Pesos	0,35%	03-04-2009	04-17-2009	7,718	24	7,742	-
BBVA Chile	Fixed Term	Chilean Pesos	0.22%	03-24-2009	04-23-2009	4,298	2	4,300	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.22%	03-24-2009	04-23-2009	16,121	8	16,129	-
Banco Crédito e Inversiones	Fixed Term	Chilean Pesos	0.22%	03-24-2009	05-08-2009	14,578	7	14,585	-
Banco de Chile	Fixed Term	Chilean Pesos	0.22%	03-24-2009	05-08-2009	11,148	6	11,154	20,449
Banco de Chile	Fixed Term	Chilean Pesos	0.37%	02-17-2009	04-20-2009	5,089	26	5,115	-
Banco de Chile	Fixed Term	Chilean Pesos	0.37%	02-26-2009	04-29-2009	10,201	42	10,243	-
Banco Santander – Santiago	Fixed Term	Chilean Pesos	0.21%	03-16-2009	05-04-2009	38,607	41	38,648
Banco Santander – Santiago	Fixed Term	Chilean Pesos	0.37%	02-27-2009	05-05-2009	20,556	81	20,637	-
Banco de Chile	Fixed Ternm	Chilean Pesos	0.36%	02-20-2009	05-05-2009	21,197	99	21,296	-
Corpbanca	Fixed Term	Chilean Pesos	0.35%	03-04-2009	05-05-2009	4,171	13	4,184	-
Banco de Chile	Fixed Term	Chilean Pesos	0.36%	02-20-2009	05-07-2009	21,197	99	21,296	-
Banco de Chile	Fixed Term	Chilean Pesos	0,35%	02-24-2009	05-07-2009	10,352	42	10,394	-
Banco Santander – Santiago	Fixed Term	Chilean Pesos	0.23%	03-26-2009	05-08-2009	16,749	6	16,755	-
Corpbanca	Fixed Term	Chilean Pesos	0.25%	03-24-2009	05-08-2009	3,468	2	3,470	-
Banco de Chile	Fixed Term	Chilean Pesos	0.23%	03-31-2009	05-08-2009	19,966	-	19,966	-
Banco Santander – Santiago	Fixed Term	Chilean Pesos	0.25%	03-30-2009	05-08-2009	21,105	2	21,107	-
Corpbanca	Fixed Term	Chilean Pesos	0.25%	03-30-2009	05-08-2009	9,326	1	9,327	-

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Notes to the Consolidated Financial Statements
(A translation of the original in Spanish- see note 2 (a))

Banco Scurity	Fixed Term	US dollar	1.50%	03-02-2009	04-29-2009	10,000	12	10,012	-
BBVA Chile	Fixed Term	US dollar	1,35%	03-02-2009	04-29-2009	5,000	5	5,005	-
Citifunds Institucional Liquid Reserve Ltd.	Overnight	US dollar	1.53%	03-31-2009	04-01-2009	552	-	552	-
Banco Crédito e Inversiones	Fiixed Term	US dollar	4.20%	11-10-2008	04-09-2009	10,000	165	10,165	-
Banco de Crédito	Fiixed Term	US dollar	4.33%	11-10-2008	05-11-2009	10,000	170	10,170	-
Corpbanca	Fixed Term	US dollar	2.55%	01-20-2009	04-20-2009	9,000	45	9,045	-
Banco Scurity	Fixed Term	US dollar	1,50%	03-03-2009	04-28-2009	2,000	2	2,002	-
Banco Crédito e Inversiones	Fixed Term	US dollar	1.75%	02-25-2009	04-29-2009	14,500	24	14,524	-
Banco Santander - Santiago	Fixed Term	US dollar	1.50%	02-27-2009	04-29-2009	5,008	7	5,015	-
Citifunds Institucional Liquid Reserve Ltd.	Overnight	US dollar	0.44%	03-31-2009	04-012-2009	159	-	159	-
BBVA Banco Bilbao Vizcaya Argentaria	Renewable term	Euro	0.00%	03-22-2004	04-30-2009	79	-	79	-
Citibank N.A.	-	-	-	-	-	-	-	-	3,662
Bancomer	-	-	-	-	-	-	-	-	265

						440,511	1,188	441,699	77,239

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: June 16, 2009